FORM 4

 (   )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

        U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                     |OMB NUMBER: 3235-0287|
                                                     |EXPIRES:             |
                                                     | SEPTEMBER 30, 1998  |
      Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,             |BURDEN HOURS         |
       Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
         Holding Company Act of 1935                 |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
----------------------------------------------------------------------------
1. Name and Address of Reporting Person
   Pollack        Lester
   Thirty Rockefeller Plaza, Suite 5050
   New York, NY  10020
----------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol U.S. Bancorp (NYSE:USB)
----------------------------------------------------------------------------
3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)
   ###-##-####
----------------------------------------------------------------------------
4. Statement for Month/Year
   11/98
----------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Year)

----------------------------------------------------------------------------
6. Relationship of reporting person to Issuer (Check all applicable)
 (  ) DIRECTOR
 (  ) 10% OWNER
 (  ) OFFICER (GIVE TITLE BELOW)
 (XX) OTHER (SPECIFY TITLE BELOW)
      Observer to Board of Directors
  -----------------------------------------------------

----------------------------------------------------------------------------
7. Individual, or Joint/Group Filing (Check all applicable)
   (XX) Form filed by One Reporting Person
   (  ) Form filed by More than One Reporting Person

===========================================================================
TABLE I
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
----------------------------------------------------------------------------
1. Title of Security (Instr. 3)
   No securities owned*
----------------------------------------------------------------------------
2. Transaction Date (Month/Day/Year)

----------------------------------------------------------------------------
3. Transaction Code (Instr. 8)

----------------------------------------------------------------------------
4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

----------------------------------------------------------------------------
5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

----------------------------------------------------------------------------
6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

----------------------------------------------------------------------------
7. Nature of Indirect Beneficial Ownership (Instr. 4)

----------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
============================================================================
TABLE II
Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., Puts, Calls, Warrants, Options, Convertible securities)
----------------------------------------------------------------------------
1. Title of Derivative Security (Instr. 3)

----------------------------------------------------------------------------
2. Conversion or Exercise Price of Derivative Security

----------------------------------------------------------------------------
3. Transaction Date (Month/Day/Year)

----------------------------------------------------------------------------
4. Transaction Code (Instr. 8)

----------------------------------------------------------------------------
5. Number of Derivative Securities Acquired (A) or Disposed of (D)
   (Instr. 3, 4, and 5)

----------------------------------------------------------------------------
6. Date Exercisable and Expiration Date (Month/Day/Year)

----------------------------------------------------------------------------
7. Title and Amount of Underlying Securities (Instr. 3 and 4)

----------------------------------------------------------------------------
8. Price of Derivative Securities (Instr. 5)

----------------------------------------------------------------------------
9. Number of Derivative Securities Beneficially Owned at End of Month
   (Instr. 4)

----------------------------------------------------------------------------
10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
    (Instr. 4)

----------------------------------------------------------------------------
11. Nature of Indirect Beneficial Ownership (Instr. 4)


----------------------------------------------------------------------------
EXPLANATION OF RESPONSES:



       /s/ Lester Pollack                           December 9, 1998
   -------------------------------------           ------------------
 **  SIGNATURE OF REPORTING PERSON                       DATE

-----------------------------

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).



      * Corporate Advisors, L.P. ("Corporate Advisors"), of which Mr. Pollack is senior managing director, is the general partner of each of Corporate Partners, L.P. ("Corporate Partners") and Corporate Offshore Partners, L.P. ("Offshore"; together with Corporate Partners, the "Partnerships"). After giving effect to the transactions described below, Corporate Partners is a record owner of 7,227,495 shares of common stock, par value $1.25 per share (the "Common Stock"), of U.S. Bancorp (the "Company"). After giving effect to the transactions described below, Offshore is a record owner of 525,547 shares of Common Stock. LFCP Corp. is the general partner of Corporate Advisors and a wholly owned subsidiary of Lazard Freres & Co. LLC, a New York limited liability company ("Lazard"). Mr. Pollack is Chairman, Treasurer and a director of LFCP Corp., a managing director of Lazard and serves as an observer to the Board of Directors of the Company.

      Corporate Advisors acts as an investment manager for the State Board of Administration of Florida ("State Board") pursuant to an investment management agreement between the State Board and Corporate Advisors, dated as of June 17, 1988 (the "Investment Management Agreement"), with respect to account assets held in a certain custody account of the State Board. After giving effect to the transactions described below, the State Board is a record owner of 766,958 shares of Common Stock pursuant to the Investment Management Agreement.

      Pursuant to the partnership agreements of the Partnerships, Corporate Advisors, as general partner of the Partnerships, has sole and exclusive right, power and authority to vote and dispose of all of the shares of Common Stock owned by the Partnerships. Pursuant to the Investment Management Agreement, Corporate Advisors has the sole and exclusive right, power and authority to vote and dispose of all of the shares of Common Stock owned on behalf of the State Board pursuant to the Investment Management Agreement.

      Mr. Pollack disclaims "beneficial ownership" (as such term is defined in Rule 16a-1(a) promulgated under the Securities Exchange Act of 1934, as amended) of the shares of Common Stock owned by the Partnerships and the State Board.

      On November 2, 1998 sales were made on behalf of Corporate Partners, Offshore and the State Board of 254,490 shares, 18,505 shares and 27,005 shares, respectively, of Common Stock at a price of $37.4375 per share. On November 3, 1998 sales were made on behalf of Corporate Partners, Offshore and the State Board of 148,452 shares, 10,795 shares and 15,753 shares, respectively, of Common Stock at a price of $37.9614 per share. On November 4, 1998 sales were made on behalf of Corporate Partners, Offshore and the State Board of 275,698 shares, 20,047 shares and 29,255 shares, respectively, of Common Stock at a price of $39.0077 per share. On November 20, 1998 sales were made on behalf of Corporate Partners, Offshore and the State Board of 25,449 shares, 1,851 shares and 2,700 shares, respectively, of Common Stock at a price of $37.1458 per share. On November 23, 1998 sales were made on behalf of Corporate Partners, Offshore and the State Board of 221,406 shares, 16,100 shares and 23,494 shares, respectively, of Common Stock at a price of $38.2654 per share. On November 24, 1998 sales were made on behalf of Corporate Partners, Offshore and the State Board of 55,140 shares, 4,009 shares and 5,851 shares, respectively, of Common Stock at a price of $38.8025 per share. On November 25, 1998 sales were made on behalf of Corporate Partners, Offshore and the State Board of 58,412 shares, 4,102 shares and 5,986 shares, respectively, of Common Stock at a price of $38.0074 per share. On November 27, 1998 sales were made on behalf of Corporate Partners, Offshore and the State Board of 65,743 shares, 4,781 shares and 6,976 shares, respectively, of Common Stock at a price of $38 per share.